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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              January 28, 2008

SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission" and "Commission Staff", as appropriate) a comment received telephonically on January 28, 2008 to the Trust's 485APOS filing on Form N1-A.

The comment, as we understood them, is repeated below in italics, with response immediately following.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE EXPLAIN WHY THE FOLLOWING DISCLOSURE FROM PART II OF THE "DISCLOSURE OF PORTFOLIO INFORMATION" WOULD NOT APPLY TO MONEY MARKET FUNDS.

     A. POLICY REQUIREMENTS. In order to implement this policy, the procedures generally provide that:

          (i) Information about the Funds' portfolio holdings may not, except as set forth herein, be disclosed until it is either filed with the SEC, or mailed out to shareholders, which filing or mailing will not be made sooner than thirty (30) days after quarter end;

          (ii) Portfolio holdings information that is solely available in other regulatory reports or filings (such as U.S. Treasury Department filings) may not be disclosed, except as expressly authorized by the Funds' President;

          (iii) Portfolio holdings information for certain of the Funds(1) (including, but not limited to, the "Fund of Funds," "ETF Funds," "Target Funds," and "Index Funds") that is more current than that in reports or other filings filed electronically with the SEC may be disclosed in certain printed materials provided the information is posted on the Funds' website one (1) day prior to the use of any printed materials; and

          (iv) Information about the Funds' portfolio holdings shall not be disclosed by the Funds, JNAM, the Distributor, and personnel at the foregoing entities, to obtain compensation or consideration.

               The foregoing, general policy requirements may not apply to certain of the Funds, including, but not limited, to the money market portfolios.

          It is our understanding under Item 22(b)(1) Instruction 2, the disclosure of money market portfolio holdings is optional:

          2. In the case of a Money Market Fund, Schedule I - Investments in securities of unaffiliated issuers [17 CFR 210.12-12C] may be omitted from its financial statements, provided that: (a) the Fund states in the report that the Fund's complete schedule of investments in securities of unaffiliated issuers is available
               (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund's website, if applicable; and (iii) on the Commission's website at HTTP://WWW.SEC.GOV; and (b) whenever the Fund (or financial intermediary through which shares of the Fund may be purchased or sold) receives a request for the Fund's schedule of investments in securities of unaffiliated issuers, the Fund (or financial intermediary) sends a copy of Schedule I - Investments in securities of unaffiliated issuers within 3 business days of receipt by first-class mail or other means designed to ensure equally prompt delivery.

          JNAM includes the portfolio holdings for the money market fund in the Semi-Annual Report and Annual Report "Schedule of Investments" for the Trust.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about March 14, 2008.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

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(1)  The Fund of Funds,  ETF Funds,  Target Funds,  and Index Funds (such as the
     JNL/S&P Managed Conservative Fund, the JNL/S&P Growth Retirement Strategy Fund, the Jackson Perspective 5 Fund, and the JNL/Mellon Capital Management International Index Fund) generally include those Funds sub-advised by Standard & Poor's Investment Advisory Services LLC and/or Mellon Capital Management Corp. The Fund of Funds, ETF Funds, Target Funds, and Index Funds have distinct investment strategies and these policies and procedures recognize that more frequent disclosure of portfolio holdings information may be required for the benefit of shareholders.



  1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com